Exhibit 23

Consent of Independent registered Public accounting Firm

The Board of Directors

Partners Trust Financial Group, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 (File No. 333-87220) of Partners Trust Financial Group, Inc. of our report dated June 10, 2005, relating to the statements of net assets available for benefits of the Partners Trust Bank Incentive Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the schedule of assets held at end of year as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Partners Trust Financial Group, Inc.

/s/ KPMG LLP

Albany, New York

June 27, 2005